NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 18, 2006, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on December 1, 2006. Each of the ACES, unless previously converted, will automatically convert on December 1, 2006, which Hess Corporation call the mandatory conversion date, into a number of newly issued shares of the company's common stock equal to the conversion rate described below: If the applicable market value, of the company's common stock is equal to or greater than $20.07, which the company calls the threshold appreciation price, then the conversion rate will be 2.4915 shares of the company's common stock per ACES (the 'minimum conversion rate'). If the applicable market value of the company's common stock is less than the threshold appreciation price but greater than $16.18, which the company call the initial price, the conversion rate will be equal to $16.67 divided by the applicable market value of the company's common stock per ACES. If the applicable market value of the company's common stock is less than or equal to the initial price, the conversion rate will be 3.0897 shares of the company's common stock per ACES (the 'maximum conversion rate'). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 1, 2006.